HIVE Digital Technologies Reports October Production of 289 BTC, Achieves 24 EH/s, and Completes Paraguay Expansion While Fueling Canada's Tier III+ AI Data Center Growth

San Antonio, Texas--(Newsfile Corp. - November 10, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, is pleased to report October 2025 Bitcoin production results and confirms that it has now surpassed 24 EH/s of global mining capacity, supported by 300 megawatts ("MW") of capacity in Paraguay. Strong mining performance continues to power HIVE's expansion into Tier III+ AI and high-performance computing ("HPC") data centers across Canada.

October 2025 Production Highlights

  Bitcoin Produced: 289 BTC (up 8% month-over-month from 267 BTC in September 2025; up 147% year-over-year from 117 BTC in October 2024)

  Average Daily Production: 9.3 BTC/day

  Hashrate: Averaged 21.9 Exahash per Second ("EH/s"), peaking at 23.6 EH/s

  Fleet Efficiency: 17.7 Joules per Terahash ("J/TH")

  BTC per EH/s: 13.2 BTC

HIVE's network share now exceeds 2% of the global Bitcoin network, reinforcing its position among the world's most efficient and sustainable digital-asset operators.

Phase 3 Valenzuela Complete

Following a summer of rapid progress, HIVE is pleased to announce that its 100 MW Phase 3 Valenzuela expansion in Paraguay is now fully complete. The Company has successfully commissioned the final ASICs and containers, bringing the entire 300 MW of Paraguay capacity online approximately two weeks ahead of schedule. With this milestone, HIVE now has 25 EH/s of installed global Bitcoin mining capacity and has surpassed 24 EH/s of operational hashrate.

As the last ASICs came online and the project transitioned from rack-up to full optimization, HIVE delivered:

  13% Hashrate Growth: from 19.4 EH/s in September to 21.9 EH/s in October.

  Network Outperformance: Production growth (+8%) outpaced Bitcoin network difficulty (+3%).

  Record Production: 289 BTC - a year-to-date high - achieved despite network difficulty at all-time highs.

The Company expects to reach approximately 25 EH/s of operational hashrate this week, following the conclusion of intermittent curtailment at its Canadian facilities, with an average efficiency of approximately 17.5 J/TH.

Canadian Growth: From Tier I to Tier III+ Infrastructure

As Bitcoin mining operations deliver record cash flow, HIVE is channelling these proceeds into the Company's "Great Transformation" - upgrading its Canadian footprint from Tier I Bitcoin data centers to Tier III+ AI and HPC facilities through its subsidiary BUZZ High Performance Computing Inc. ("BUZZ HPC").

In New Brunswick, HIVE is converting its 70 MW Grand Falls campus, supported by an 80 MW substation, into a Tier III+ AI data-center complex. Phase 1 (20 MW) of liquid-cooled capacity is engineered to support up to 25,000 next-generation NVIDIA GPUs for enterprise AI and machine-learning workloads.

Complementing this initiative, BUZZ HPC has acquired a 7.2 MW Toronto facility, which will be upgraded for Tier III+ sovereign AI applications, ensuring that Canadian data and compute remain on domestic soil. Together, these projects position HIVE as one of the largest green-energy AI infrastructure developers in Canada, aligning national innovation goals with shareholder value creation.

Management Commentary

Frank Holmes, Executive Chairman, stated: "HIVE's growth in Bitcoin production fuels more than revenue - it fuels transformation. Each BTC we mine strengthens our balance sheet and finances the conversion of our Tier I mining campuses into Tier III+ AI infrastructure across Canada. We're proving that efficiency, sustainability, and innovation can scale together."

Aydin Kilic, President & CEO, added: "Our teams are executing on multiple fronts - from finalizing Phase 3 in Paraguay to accelerating our AI data-center buildout in Canada. We've built a profitable GPU-driven HPC revenue stream over the past three years, and the momentum continues as we scale both sides of our business: Bitcoin mining and AI compute. This twin-engine model allows HIVE to deliver top-tier returns while future-proofing our infrastructure for the AI era."

Craig Tavares, President of BUZZ HPC, noted: "With our Tier III+ AI campuses in New Brunswick and Toronto, we're building the foundation for sovereign AI in Canada - green, scalable, and homegrown. Bitcoin mining was the blueprint; AI is the evolution."

HIVE Fiscal Q2 2026 Earnings Call

HIVE will release its financial results for the six months ended September 30, 2025 on Friday, November 14, 2025, followed by an earnings conference call and webcast on Monday, November 17, 2025, at 8:00 AM EST.

Registration details are available here.

Future Production and Economics

Each additional exahash increases daily Bitcoin production and revenue potential, while operating costs remain stable with fixed-rate hydroelectric power and minimal labor increases. Power expenses scale with machine usage and align with current cost structures. Results may vary depending on network difficulty and Bitcoin prices.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's site in Valenzuela, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; hash rash growth projections; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the prospectivity of the BUZZ HPC operations and the ability of the Company to successfully expand the infrastructure and operate in this sector, the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the possibility of flaws in the implementation of the Paraguay build-out and energization; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; an inability to apply the Company's data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/273785